

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 19, 2007

<u>Via U.S. mail</u>

Mr. Pinchas Althaus, President and Chief Executive Officer
Empire Minerals Corp.
410 Park Avenue, 15th Floor
New York, NY 10022

>   **Re: Empire Minerals Corp.**
>   **Registration Statement on Form 10-SB**
>   **Filed June 22, 2007**
>   **File No. 000-52696**

Dear Mr. Althaus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   Please revise your filing as necessary to ensure that all references to "the Company" pertain to the same business entity, which you indicate is Xacord Sub Corp on pages 42 and 43, prior to various name changes. However, if there are circumstances in which you must refer to the Company in its capacity as the legal issuer of securities during periods that it did not coincide with the reporting entity for accounting purposes, you should accompany the discussion with an explanation of how the term is being used differently. Additionally, please ensure that all references to other entities are clearly and accurately labeled and that their relationship with the reporting entity for accounting purposes is clear from the disclosure. Please revise the historical summary at the forepart of your filing to include the level of detail and precision necessary to establish adequate context for all subsequent discussion, disclosures and corresponding financial information.

4.   Please insert diagrams of the organizational structure before any merger transactions and the resultant structure after such transactions, which clearly illustrate the make up, ownership, and ownership changes that have occurred.

Description of Business, page 2

5.   Please expand your disclosure to identify all subsidiary companies, including their business functions, and relationships with your company. Provide a chart or diagram that clearly illustrates these relationships. File the list of subsidiaries required under Item 601(b)(21) of Regulation S-B.

6.   Provide the disclosure required by paragraph (a)(1)(v) of Item 6 of Form 1-A regarding compliance with Federal, state and local provisions which have been enacted or adopted regarding the discharge of materials into the environment.

7.   Please ensure that you provide us with any engineering, management or similar reports prepared or provided for external use, as described in Item 6(a)(3)(ii) of Form 1-A or a statement in writing that no such reports have been prepared.

History of the Company, page 3

8.   Identify the control persons of the Company, the Subsidiary and Xacord Acquisitions prior to the business combination.

9.   Identify the holders of the warrants issued by the Subsidiary and assumed by the Company.

10.   Indicate to whom the contingent liability assumed by the Company was due and the source of the liability.

Present and Proposed Operations, page 5

11.   Identify the control persons of Donxing and clarify any preexisting affiliations between them and the Company.

12.   Provide disclosure regarding the ownership rights of mineral claims in the People's Republic of China and an overview of the way in which mineral claims are granted to entities.

13.   You state that your subsidiary entered into a joint venture arrangement with Zhaoyuan Dongxing Gold Minerals Co., Ltd. However, on page 35, you refer to this same entity as Zhaoyuan Dongxin Mining Co., Ltd. Please revise your disclosures to clearly, accurately and consistently name and define the entities to which matters disclosed relate.

14.   According to the Joint Venture Contract by and between Diying (Tianjin) Mining Science and Technology Development Co., Ltd. and Empire Gold Corp., dated November 21, 2006 (the "Tianjin JV Contract"), Tianjin Empire was to commence operations upon the issuance of its business license. The current disclosure states that Tianjin Empire "is to be formed…" yet also indicates that the business license was granted in April 2007. Further, note four to your financial statements indicates that the license was granted to Diying (Tianjin) Mining Science and Technology Development Co., Ltd. and has yet to be transferred to Tainjin Empire. Please update the disclosure to provide consistency or explain why the disclosure seems to be inconsistent with the terms of the Tianjin JV Contract and the notes to your financial statements.

15.   Please explain why your website indicates that you entered into the Exploration Development Agreement with Bellhaven Copper & Gold, Inc. and Cuprum Resources Corp. on March 7, 2007 and your disclosure on page eight and exhibit 10.4 indicates that the agreement was entered into on March 6, 2007. If necessary, please update the website or the registration statement.

16.   Regarding the March 27, 2006 agreement with Universal Gold:

- identify the control persons of Universal Gold and any preexisting affiliations with the Company or the Subsidiary;

- explain more clearly how this agreement is "related to the Tianjin Empire Joint Venture Agreement";

- indicate the business of Universal Gold;

- explain what you mean by "certain business relationships"; and

- explain how these assets were valued.

17. File the consulting agreement with Silver Global, SA as an exhibit to the registration statement.

18. Identify the control persons of Silver Global and address any affiliation with the Company or the Subsidiary.

19. Indicate the total number of persons employed by the company, including those not employed full time. Specifically, on page 14, you list Bruce W. Minsky as Senior Vice-President, General Counsel, Secretary and Director of the company and Craig Alford as the Vice-President of Exploration as officers of the company, yet there is no mention of them here.

20. Provide a more detailed and concise plan of operation for the company for the following twelve months, including:

- milestones that need to be achieved to effect the proposed business plan;

- principal steps in accomplishing those milestones;

- timetable for achieving the milestones/steps;

- cost involved;

- sources of funding; and

- significant conditions (besides adequate funding) to accomplishing the milestones, such as third parties approvals, etc.

21. Please explain why a press release (the "Press Release") dated June 25, 2007 on Bellhaven Copper & Gold, Inc.'s ("Bellhaven") website indicates that drilling has already commenced at the Cerro Chorca site, yet on page 10 you indicate that the "drilling program [is] to commence shortly." Further, the Press Release indicates that there is a third party involved in the joint venture known as Cabo Drilling Corp. Explain, with a view towards disclosure in your registration statement, Cabo Drilling Corp.'s role in your joint venture. Please update your registration statement so that the disclosure provided accurately reflects the state of your business.

Risk Factors, page 11

22.   In the risk factor titled, "Proposed Operations Are Dependent Upon…" your description of the business in which you are involved does not include the same activities disclosed on page two of the registration statement. Please revise the disclosure.

23.   Please tailor the risk factor titled, "The Mineral Industry is Subject to Intensive and Increasing Governmental Regulation…" to specify, or appropriately cross-reference, those regulations that apply to the company.

Directors, Executive Officers and Significant Employees, page 14

24.   We note that the Company filed a bankruptcy petition in 2001. Please provide us with an analysis, with a view towards disclosure in the registration statement, of the current directors, executive officers and significant employees' involvement in such proceeding.

25.   Please provide a complete description of Mr. Althaus's business experience for the last five years . We note that there are gaps between April 2006-February 2007 and February 2003-October 2004.

26.   We note that Mr. Roca was formerly Chief Executive Officer and a director of Trimax Corp. Please disclose such business experience in your registration statement.

27.   Please limit the biographies to factual information and delete subjective statements such as the phrase that Mr. Alford has a "proven ability to find new mineral targets…" and that he has "extensive business development and contract negotiation experience." Further, please include a complete description of Mr. Alford's business experience for the last five years.

Remuneration of Directors and Officers, page 16

28.   Please provide the cash value of the non-cash remuneration paid to Mr. Althaus.

29.   Indicate whether or not the warrants granted to Mr. Alford were remuneration and provide the cash value of the warrants.

Security Ownership of Management and Certain Securityholders, page 17

30.   Provide a line item in your table showing the voting securities held of record by all officers and directors as a group, as required by paragraph (a)(2) of Item 10 of Form 1-A.

31.   Note 11 to your financial statements describes Saddle River Associates as a "Significant shareholder in the company". Please provide us with your analysis for why Saddle River Associates was not included in this table.

32.   Provide the basis by which each of the directors is a "parent" of the company.

Interest of Management and Others in Certain Transactions, page 17

33.   We note that certain transactions that appear in note six to your financial statements regarding related party transactions, such as the transaction with Saddle River Associates and the transaction with Mr. Roca, are not disclosed in this section. Please provide us with your analysis for the basis by which these transactions were not included.

Outstanding Options, Warrants or Subscriptions, page 20

34.   According to note seven of your financial statements, as of December 31, 2006 5,970,000 warrants issued to management and key consultants were outstanding. Please explain to us the current status of these warrants.

35.   Please update your disclosure throughout the registration statement to take into account the Restricted Equity Purchase Agreement with Mercatus, which should now be completed.

Market Price of and Dividends on the Company's Equity and Related Shareholder Matters, page 20

36.   Tell us whether the prices indicated in the tabular presentation of the high and low bid prices of your common stock's trading activity reflect all forward and reverse stock splits occurring through the date of filing the document. Provide us with a schedule showing how these amounts were determined, in light of such reverse stock split activity, indicating the date and type of each stock split, and the effects.

Recent Sales of Unregistered Securities, page 23

37.   Provide disclosure explaining the escrow arrangement for the shares issued on May 9, 2007 and on May 4, 2007.

38.   Please provide a more precise cross reference in paragraph 7(c) when you cross refer to the transaction between the Company and Bellhaven and Culprum.

Index to Exhibits

39.   We note the content of Exhibit 10.6, the Stock Repurchase Agreement between the Company and Mr. Roca. Provide a discussion of such agreement in the body of your registration statement.

Audited Financial Statements, page 30

General

40.   We note that at the time of filing your registration statement on June 22, 2007, your audited financial statements extended only through December 31, 2006. If your financial statement presentation is correct, in terms of having an inception date in March 2006, the condition of being in existence for less than one fiscal year would trigger the provision in Item 310(a) of Regulation S-B, that you include audited financial statements through a date that is within 135 days of initially filing the document. Given these circumstances, it appears you will need to obtain an audit of your financial statements through at least February 8, 2007. Of course, the updating requirements of Item 310(g) would apply once you satisfy this initial filing provision; you will need to update the unaudited interim financial statements after August 13, 2007.

Note 7 – Shareholders' Equity, page 40

41.   We understand that you issued 5,970,000 warrants during the period with an exercise price of $0.10 per common share, resulting in compensation expense of $197,113, while also selling 5,505,000 common shares during the same period at $0.50 per share. Please submit a schedule showing the dates and quantities of these warrant and common share issuances, along with the quoted market prices on the dates of issuance, and presumed fair values utilized in your valuation model, if different from the quoted prices. Please describe your valuation approach and address any apparent differences in value.

Note 10 – Subsequent Events, page 42

42.   We note your disclosure in section (b) of this note, suggesting that Empire Gold Corp. issued shares to Empire Minerals Corp. in exchange for all of the outstanding shares of its former subsidiary, Xacord Subs Corp. However, on page 43 you indicate you are presenting pro forma information for the acquisition of Empire Minerals Corp., contrary to the preceding disclosure. Please revise your disclosure to clarify the precise sequence of events that took place to effect the "triangular merger," while indicating the number of shares issued or exchanged in each instance, and which entities merged. The entity that you refer to as "the Company" should be clear, as should the reason you indicate it is the "surviving

entity," suggesting that the other companies mentioned cease to exist, even as subsidiaries. Also expand your disclosure stating that "Xacord and EMCD were identified as potential acquisition partners by SRA," to explain why you reference SRA and to describe its relationship with the other entities identified.

43.   Since you are describing the transaction as a "triangular reverse merger" which is being accounted for as a recapitalization, tell us why you are presenting pro forma information as if you were recording a business combination. Please ensure that the revisions you provide in response to the comment above clearly show your justification for characterizing this event as a reverse merger and as a recapitalization. The triangular nature of the event and cost basis utilized should also be clear.

44.   Please revise your filing to include missing section (c) of this footnote or correct the referencing within the footnote.

Unaudited Financial Statements, page 44

General

45.   We note you labeled the interim financial statements as Empire Minerals Corp and subsidiaries, formerly known as Xacord Corp. However, on page 35 you state that Empire Minerals Corp was formerly known as Empire Gold Corp, and on page 42 you identify Xacord Subs Corp as a subsidiary of Empire Minerals Corp, with no mention of Xacord Corp. Please resolve these and all similar inconsistencies. The annual and interim financial statements should represent the same business entity, the accounting acquirer in your reverse merger. However, if you are unable to show that your characterization of the transaction as a reverse merger is correct, other arrangements will likely be necessary. Please contact us by telephone if you wish to discuss in advance.

46.   Since you identify the period of incorporation for Empire Minerals Corp., formerly known as Xacord Corp., as being January 4, 1996 on page 48, tell us why labeling of the interim financial statements identifies an inception date of March 31, 2006, which is also inconsistent with the inception date utilized in your audited financial statements on pages 32 through 34 of March 1, 2006.

Statement of Shareholders' Equity, page 46

47.   Given your disclosure on page 43, it appears you are reporting the net liabilities of Xacord Subs Corp of $135,207 in the line item "Initial Contribution," presently aligned with the entity's inception date of March 31, 2006, as if this entity were the accounting target in your reverse merger, which would be inconsistent with your disclosure on page 42, and improperly positioned if true, since you disclose a

transaction date of February 20, 2007. Please revise your financial statements to properly reflect the reverse merger transaction in the period in which it occurred.

The historical financial statements that you present in the filing should be those of the accounting acquirer for all periods. The net liabilities of the legal entity issuing the shares (the accounting target) should appear on a single line along with the shares of the legal entity that were outstanding immediately prior to the reverse merger event. All prior share activity of the accounting acquirer should be recast to reflect the exchange ratio, if other than one-for-one. Any differences in par values would necessitate a reclassification between common stock and additional paid-in capital. Since you report with a fiscal year-end of December 31, 2006, please remove the March 31, 2006 subtotal.

Note 1 – Nature of Business and Significant Accounting Policies, page 48

48.   In sub-sections (a) and (b), it appears that you have not adequately disclosed the underlying fact that a reverse merger occurred on February 20, 2007, and the resultant impacts such transaction had on your organization structure, subsidiaries, and consolidated financial statements. Please revise your disclosure to accurately describe and reflect the reverse merger transaction, and ensure that the entities described as being consolidated, are accurately reflected as subsidiaries or otherwise.

Note 2 – Going Concern, page 51

49.   You refer to the "Subsidiary" in the third sentence of this disclosure, describing its activities as being apart from yours, as if it were not a consolidated entity. Please revise this and all similar references to activities of consolidated entities with details sufficient to understand how the current organizational structure and relationships between entities warrants this distinction. Otherwise, your disclosures should be phrased as those of a consolidated entity, encompassing the activities of your business as a whole. Where individual subsidiaries are mentioned, they should be clearly identified.

Note 3 – Company History, page 51

50.   In the first line of subsection (a), you state, "As discussed in Note 1, the Company was formed in 1996 as Objectsoft Corp." However, there does not appear to be any corresponding discussion of Objectsoft Corp. in Note 1. Please revise your disclosure to eliminate this inconsistent reference. If this does not correspond to the accounting acquirer in the reverse merger, tell us why you believe this is appropriate and relevant for disclosure in the notes to the financial statements.

51.   In subsection (c), you disclose that, in June 2006, you changed your name to
       Xacord Corp. However, there is no indication of this name change in Part I of
       your filing (see page 2), where you state that your name is Empire Minerals Corp.
       (Delaware). Additionally, there does not appear to be any further discussion as to
       when your name change to Empire Minerals Corp. from Xacord Corp. occurred.
       Please revise your disclosure to provide sufficient, accurate information regarding
       your historical operations and corresponding names under which you operated.

Note 5 – Equipment, page 52

52.   We note your disclosure indicating that since most of your equipment was
       acquired toward the end of 2006, you did not record any depreciation expense for
       the three-months ended March 31, 2007. If you are unable to provide a
       substantive reason for not depreciating your equipment (e.g. not yet placed into
       service), it may be necessary to correct your financial statements to reflect
       depreciation expense.

Note 6 – Long Term Investment, page 53

53.   You state you recorded $2,617,207 as long-term investments, during March 2007,
       which is reflected in your corresponding interim balance sheet. However, you
       also state that you expensed $117,207 in exploration and development work,
       although this amount appears to be included as part of the expenditures
       capitalized. Tell us specifically what the nature of the $117,207 expenditure was,
       whether such expenditure is included in the total amount capitalized of
       $2,617,207, and revise your disclosure to clarify.

54.   On a related point, since a large portion of the investment amount appears to be
       associated with shares placed in escrow, disclose the conditions under which such
       shares would be released to the counterparty, and the circumstances under which
       they would be returned to the company. Given your present disclosure, it appears
       that these shares represent contingent consideration to be conveyed in exchange
       for 75% of the stock of Cuprum Resources Corp under your March 2007
       agreement. If this is correct, it may be necessary to reposition the corresponding
       amount as an offset in your equity section, similar to the accounting for a
       subscription or note receivable in exchange for shares, as described in SAB Topic
       4:E and G, until the contingency is resolved.

Note 7 – Convertible Note Payable, page 53

55.   Your disclosure indicates that a note holder's right, title and interest "in and to" a
       note were assigned to "SANY." Please revise your disclosure to further identify
       this entity and to describe its relationship to you and WGF.

Note 8 – Related Party Transactions, page 54

56.   In the last sentence of the second paragraph under sub-topic (a) of this disclosure, you indicate there is further description of these transactions in "note 8." Please revise your disclosure to correct the inaccurate reference, and to include the indicated additional disclosure, if relevant and not already provided.

Note 11 – Commitments, page 59

57.   In sub-topic (e) of your disclosure, you state "the company recorded $4,617,207 as Investments in the accompanying balance sheet." However, previous disclosure, as well as the corresponding line item of your balance sheet, reflects an investment amount of $2,617,207. Accordingly, please revise your disclosures to eliminate this inconsistency related to your investment and, if necessary, adjust your financial statements.

Engineering Comments

General

58.   We note that you refer to or use the terms such as potential mineralization, drill indicated resources, proven, probable, measured, indicated, or inferred resource on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> "Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as "reserves," "resources," "geologic resources," "proven," "probable," "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10 – SB, File No. 000-52696. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml."

59.   Please modify your disclosure on page seven to explain that while a technical report compiled in accordance with National Instrument (NI) 43-101 is necessary to report resources and reserves in accordance with Canadian guidelines, a U.S. registered company may not report resources in SEC filings. Please also clarify

that for reserves to be designated, a pre-feasibility study has to be completed under the requirements of NI 43-101, while a final or bankable feasibility study is generally required for designation of reserves under SEC's Industry Guide 7. Further clarify that since banks typically provide financing only after a bankable feasibility study has been completed, investors should not assume that reserves designated with only a pre-feasibility study will be mined.

60.   Please add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

61.   Please provide a series of risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Detail the risks associated with:

- The limited amount of drilling completed to date

- The process testing limited to small pilot plants and bench scale testing

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale

- The preliminary nature of the mine and processing concepts

- The resulting preliminary cost estimates

- Metallurgical recoveries.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

62.   Tell us whether you have a geologist or mining engineer's report on this property, and if so also describe the nature of any discussions you have had with the individual or firm concerning the prospect of making reference to the report in your filing.

Description of Properties, page 14

63.   For all properties that you or your subsidiaries own, control, option, conduct or plan exploration activities, please disclose within the filing the following information:

- The nature and extent of the company's or related subsidiaries nature and extent of the mining rights.

- A table listing of all your concessions, with dates of acquisition, time lengths of concessions, types and lengths of extensions or renewals available.

- A description of all interests in the properties, including the terms of all underlying agreements and royalties.

- An indication of the legal jurisdiction having authority for issuing the mining claims or concessions. Describe the mining concession process and the rights you specifically own and the applications or permits that will be required.

- Property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims or concessions that may exist in the area of your property.

- The conditions that must be met to retain your claims, leases or concessions, including quantification and timing of all necessary payments.

- The area of the claims or concessions, either in hectares or acres.

- Any history of extensions or renewals of your concessions.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

64. For all properties that you or your subsidiaries own, control, option, conduct or plan exploration activities, please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7

65.   In various locations, you disclose that you "wholly own" projects, or "control" hectares of mineralized ground. For each of your exploration projects or mines, clarify who owns the mineral concession or provisional permits and, where appropriate, if you own the surface rights. If you don't own the concession or provisional permit, disclose your obligations for use of concessions or permits for your material exploration areas. Identify the surface owners, describe their ownership, land use, and major infrastructure.

66.   For all properties that you or your subsidiaries own, control, option, conduct or plan exploration activities, it would be helpful to have a small-scale map showing the location and access to each property. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call

Filer Support at 202-551-8900. Maps and drawings having the following features are generally preferred:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

67.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

68.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of the sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

69.   Disclose the results of the surface mapping, geochemical and geophysical work, trenching and drilling. Briefly explain the results of you fieldwork. Disclose who conducted or managed the exploration work and when, and describe their qualifications. Also indicate who conducted or will be conducting the proposed exploration work, and discuss their qualifications. Disclose the level of direct involvement in the property by your officers and directors, including the frequency with which they visit your property.

70.   Please discuss your environmental permitting or regulations as they relate to permitting exploration activities.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler at (202) 551-3718 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: K. Hiller
    D. Delaney
    G. Schuler
    J. Madison

    Via facsimile:
    Diego Roca, Executive Vice President, Chief Financial Officer, Treasurer
    (212) 202-4105